98 SAN JACINTO BLVD. SUITE 1500 AUSTIN, TEXAS 78701-4078 TEL +1 512.322.2500 FAX +1 512.322.2501 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

March 29, 2013

VIA ELECTRONIC TRANSMISSION	Mollie Duckworth
TEL +1 512 322 2551
FAX +1 512 322 2362
Securities and Exchange Commission	mollie.duckworth@bakerbotts.com
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Registration Statement on Form S-1

Jones Energy, Inc.

Ladies and Gentlemen:

On behalf of our client, Jones Energy, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) for non-public review by the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.  The Registration Statement submitted herewith relates to the initial public offering of the Company’s Class A common stock.

Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1 billion during its most recent fiscal year ended December 31, 2012.  Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the staff of the Commission, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a road show, as such term is defined in Title 17, Section 230, 433(h)(4) of the Code of Federal Regulations.

The financial statements included in the Company’s Registration Statement are consistent with the financial statement presentation described in the Company’s letter dated March 8, 2013 to the Office of the Chief Accountant.  On March 19, 2013, Leslie A. Overton, Associate Chief Accountant, Division of Corporate Finance with the Securities and Exchange Commission, confirmed that they would not object to the Company’s proposed financial statement presentation.

Please direct any questions with respect to this confidential submission to the undersigned at (512) 322-2551 or mollie.duckworth@bakerbotts.com, or to Mike McConnell, the Company’s President, at (512) 328-2953 or mmcconnell@jonesenergy.com.

Very truly yours,

/s/ Mollie Duckworth
Mollie Duckworth

Enclosures

cc:	Mike S. McConnell
Jones Energy, Inc.

Michael L. Bengtson
Paul F. Perea
Baker Botts L.L.P.

James M. Prince
Vinson & Elkins L.L.P.